                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 14)1

                               SL INDUSTRIES, INC.
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $.20 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    784413106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                              65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 12, 2006
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                     Page 2 of 11 pages
---------------------                                    -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,449,650
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,449,650
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,449,650
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     25.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                     Page 3 of 11 pages
---------------------                                    -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,449,650
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,449,650
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,449,650
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     25.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                     Page 4 of 11 pages
---------------------                                    -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,459,950
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,459,950
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,459,950
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     26.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                     Page 5 of 11 pages
---------------------                                    -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                GLEN KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                     Page 6 of 11 pages
---------------------                                    -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JAMES R. HENDERSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    20,824
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                20,824
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     20,824
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                     Page 7 of 11 pages
---------------------                                    -----------------------

                  The following  constitutes  Amendment No. 14  ("Amendment  No.
14") to the Schedule 13D filed by the undersigned.  This Amendment No. 14 amends the Schedule 13D as specifically set forth.

         Item 3(a) is hereby amended and restated as follows:

                  (a) The aggregate  purchase  price of the 1,449,650  Shares of
Common  Stock owned by Steel  Partners II is  $10,711,807,  including  brokerage commissions. The Shares of Common Stock owned by Steel Partners II were acquired with  partnership  funds.  The aggregate  purchase price of the 10,300 Shares of
Common Stock  purchased by Mr.  Lichtenstein is  approximately  $37,509 and came from his personal funds.

         Item 4 is hereby amended to add the following:

                  On January 12, 2006,  Steel  Partners II delivered a letter to
Mutual  Securities   providing  written  notice  to  Mutual  Securities  of  the termination  of that certain  Purchase  Trading Plan  Agreement,  dated April 5,
2005,  by and between  Steel  Partners II and Mutual  Securities.  The letter to
Mutual Securities is attached hereto as Exhibit 10 and is incorporated herein by reference.

         Item 5(a) - (b) is hereby amended and restated as follows:

                  (a)-(b) The  aggregate  percentage  of Shares of Common  Stock reported  owned by each  person  named  herein is based  upon  5,589,611  Shares outstanding,  which is the total number of Shares of Common Stock outstanding as reported  in the  Issuer's  Quarterly  Report on Form 10-Q filed on  November 9,
2005.

                  As of the  close  of  business  on  January  13,  2006,  Steel
Partners II beneficially  owned 1,449,650  Shares of Common Stock,  constituting approximately 25.9% of the Shares  outstanding.  As the general partner of Steel
Partners II, Partners LLC may be deemed to beneficially own the 1,449,650 Shares of Common Stock owned by Steel Partners II, constituting  approximately 25.9% of the Shares  outstanding.  As the sole executive  officer and managing  member of
Partners  LLC,  which in turn is the general  partner of Steel  Partners II, Mr.
Lichtenstein  may be deemed to beneficially  own the 1,449,650  Shares of Common
Stock owned by Steel  Partners II,  which,  together  with the 10,300  Shares of
Common Stock owned directly by Mr. Lichtenstein,  constitute approximately 26.1%
of the Shares  outstanding.  Mr.  Lichtenstein  has sole voting and  dispositive power with respect to the 10,300  Shares owned by him and the  1,449,650  Shares owned by Steel  Partners  II by virtue of his  authority  to vote and dispose of such Shares.

                  As of the close of business on January 13, 2006, Mr. Henderson beneficially  owned 20,824 Shares of Common Stock  issuable upon the exercise of options, constituting less than 1% of the Shares outstanding.

                  Mr. Kassan  currently does not  beneficially own any Shares of
Common Stock.

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                     Page 8 of 11 pages
---------------------                                    -----------------------

         Item 5(c) is hereby amended to add the following:

                  There have been no  transactions  in the Issuer's Common Stock during the past sixty days by the Reporting Persons.

         Item 6 is hereby amended to add the following:

                  On January 12, 2006,  Steel  Partners II delivered a letter to
Mutual  Securities   providing  written  notice  to  Mutual  Securities  of  the termination  of that certain  Purchase  Trading Plan  Agreement,  dated April 5,
2005, by and between Steel  Partners II and Mutual  Securities  (as described in
Item 4). The letter to Mutual Securities is attached hereto as Exhibit 10 and is incorporated herein by reference.

         Item 7 is hereby amended to add the following exhibit:

                  10.      Letter to Mutual  Securities  dated  January 12, 2006
                           terminating  the Purchase  Trading Plan  Agreement by
                           and  between  Steel  Partners  II,  L.P.  and  Mutual
                           Securities, Inc., dated April 5, 2005.

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                     Page 9 of 11 pages
---------------------                                    -----------------------

                                   SIGNATURES
                                   ----------

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 17, 2006           STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.,
                                        General Partner

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        As Attorney in Fact for Warren G.Lichtenstein

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        As Attorney in Fact for Warren G. Lichtenstein

                                    /s/ Lauren Isenman
                                    --------------------------------------------
                                    LAUREN ISENMAN
                                    As Attorney in Fact for Warren G. Lichtenstein

                                    /s/ Glen Kassan
                                    --------------------------------------------
                                    GLEN KASSAN

                                    /s/  James R. Henderson
                                    --------------------------------------------
                                    JAMES R. HENDERSON

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 10 of 11 pages
---------------------                                    -----------------------

                                  EXHIBIT INDEX
                                  -------------

     Exhibit                                                                Page
     -------                                                                ----

1.   Joint Filing  Agreement by and among Steel Partners II, L.P. and        --
     Warren G.Lichtenstein  dated as of June 20, 1997 (previously filed).

2.   Joint  Filing  Agreement  by and among Steel  Partners II, L.P.,        --
     Warren  G.  Lichtenstein,  Newcastle  Partners,  L.P.,  Mark  E.
     Schwarz,  Glen Kassan,  James R.  Henderson  and Steven  Wolosky
     dated as of February 15, 2001 (previously filed).

3.   Director  Nomination  Letter from Steel  Partners II, L.P. to SL        --
     Industries, Inc. dated February 15, 2001 (previously filed).

4.   Letter from The SL Full Value  Committee  to Owen  Farren  dated        --
     February 16, 2001 (previously filed).

5.   Director  Nomination  Letter from Steel  Partners II, L.P. to SL        --
     Industries, Inc. dated November 13, 2001 (previously filed).

6.   Preliminary   Proxy  Statement  of  The  RORID  Committee  dated        --
     November 20, 2001 (previously filed).

7.   Letter from Steel Partners II, L.P. to SL Industries, Inc. dated        --
     November 21, 2001 (previously filed).

8.   Joint  Filing  Agreement  by and among Steel  Partners II, L.P.,        --
     Steel Partners, L.L.C., Warren G. Lichtenstein,  Glen Kassan and
     James R.  Henderson,  dated as of September 5, 2003  (previously filed).

9.   Purchase  Trading Plan  Agreement by and between Steel  Partners        --
     II,  L.P.  and  Mutual  Securities,  Inc.,  dated  April 5, 2005
     (previously filed).

10.  Letter to Mutual  Securities  terminating  the Purchase  Trading        11
     Plan Agreement by and between Steel Partners II, L.P. and Mutual
     Securities, Inc., dated April 5, 2005.

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 11 of 11 pages
---------------------                                    -----------------------

                                                                      Exhibit 10

                             STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                               NEW YORK, NY 10022
                                 (212) 520-2300
--------------------------------------------------------------------------------

                                                     January 12, 2006

Mutual Securities, Inc.
28632 Roadside Drive, Suite 200
Agoura Hills, CA 91301

Gentlemen:

         Reference is made to that  certain  Purchase  Trading  Plan  Agreement, dated April 5, 2005 (the  "Agreement"),  by and between Steel  Partners II, L.P.
("Steel") and Mutual Securities,  Inc. ("Mutual").  The parties entered into the
Agreement for the purpose of  establishing  a trading plan to make  purchases of common stock of SL  Industries,  Inc.,  par value $.20 per share,  in compliance with all applicable laws,  including,  without limitation,  Section 10(b) of the
Securities  Exchange  Act of 1934,  as  amended,  and the rules and  regulations promulgated  thereunder,  including,  but  not  limited  to,  Rule  10b5-1.  All capitalized  terms used and not defined in this letter  shall have the  meanings given to them in the Agreement.

         In accordance  with the  termination  provisions of Section 4(c) of the
Agreement, by way of this letter, Steel hereby provides written notice to Mutual of the termination of the Agreement.  The Agreement shall terminate  pursuant to its terms as of the date hereof, and be of no further force and effect.

                                    Very truly yours,

                                    STEEL PARTNERS II, L.P.

                                    By:    STEEL PARTNERS, L.L.C.
                                           its General Partner

                                    By:    /s/ Warren Lichtenstein
                                           -------------------------------------
                                    Name:  Warren Lichtenstein
                                    Title: Managing Member